Designated Filer: FEINBERG LARRY N
Issuer & Ticket Symbol: Biolase, Inc. [BIOL]
Date of Event Requiring Statement: September 30, 2016

Explanation of Responses:
(1)
On September 30, 2016, as a result of receipt of the Requisite Stockholder Approval (defined and described further in the Securities Purchase Agreement dated August 1, 2016 and filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on August 2, 2016), each share of Series C Participating Convertible Preferred Stock (“Series C Preferred Stock”) automatically converted into 100 shares of the Issuer’s common stock (“Common Stock”), reflecting a conversion price equal to $1.13 per share.

(2)
This figure represents warrants for 850,797 shares of Common Stock which became exercisable on September 30, 2016 as a result of the receipt of the Requisite Stockholder Approval ( “Warrants”), in addition to other existing warrants for 1,344,186 shares of Common Stock held by the Reporting Person.  These other existing warrants are not currently exercisable due to restrictions on exercise that prevent the holder from exercising them to the extent it and its affiliates would beneficially own more than 19.99% of the Common Stock.

(3)
Oracle Partners, L.P. (“Partners”) owns Warrants for 749,027 shares of Common Stock, plus other warrants for 336,047 shares of Common Stock, plus 9,685,646 shares of Common Stock, including the 3,256,600 shares of Common Stock received upon the automatic conversion of Series C Preferred Stock upon receipt of the Requisite Stockholder Approval.  Oracle Institutional Partners, L.P. (“Institutional Partners”) owns Warrants for 101,770 shares of Common Stock, plus other warrants for 470,465 shares of Common Stock, plus 2,029,237 shares of Common Stock, including the 442,500 shares of Common Stock received upon the automatic conversion of Series C Preferred Stock upon receipt of the Requisite Stockholder Approval.  In addition, Oracle Ten Fund Master, L.P. (“Ten Fund”) owns warrants to purchase 537,674 shares of Common Stock, plus 2,513,742 shares of Common Stock.

Larry N. Feinberg serves as the managing member of Oracle Associates, LLC, the general partner of Partners, Institutional Partners and Ten Fund, and accordingly, may be deemed to be the indirect beneficial owner of the shares beneficially owned by Partners, Institutional Partners and Ten Fund. Mr. Feinberg is the sole shareholder, director and president of Oracle Investment Management, Inc., which serves as investment manager to Ten Fund, and accordingly, may be deemed to be the beneficial owner of the shares beneficially owned by Ten Fund. Mr. Feinberg disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(4)
Each share of Series C Preferred Stock automatically converts into 100 shares of Common Stock upon receipt of the Requisite Stockholder Approval.  As noted above, the Requisite Stockholder Approval was received on September 30, 2016.